                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549


                                ----------------



                                    FORM U5S

                                  ANNUAL REPORT

                    For the Fiscal Year Ended March 31, 2001

        Filed pursuant to the Public Utility Holding Company Act of 1935 by

                               Scottish Power plc

                                 1 Atlantic Quay
                                 Glasgow G2 8SP
                                   Scotland UK

                               Scottish Power plc
                                    FORM U5S
                                      2001

                                TABLE OF CONTENTS

ITEM                                                               PAGE NUMBER

1.  System Companies and Investments Therein as of March 31, 2001       3

2.  Acquisitions or Sales of Utility Assets                             3

3.  Issue, Sale, Pledge, Guarantee or Assumptions of System Securities  3

4.  Acquisition, Redemption or Retirement of System Securities          4

5.  Investments in Securities of Nonsystem Companies                    4

6.  Officers and Directors                                              5

7.  Contributions and Public Relations                                  20

8.  Service, Sales and Construction Contracts                           20

9.  Wholesale Generators and Foreign Utility Companies                  21

10. Financial Statements and Exhibits                                 Form SE

                                      ITEMS

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF March 31, 2001.

See Attachment 1


ITEM 2.  ACQUISITION OR SALES OF UTILITY ASSETS.

Excluding transactions reported in a certificate filed pursuant to Rule 24, provide a brief description of acquisitions or sales, if any, by each system company, of utility plant in service or under construction of any electric utility company or retail gas utility company for the production, transmission or distribution of electric energy or distribution of natural or manufactured gas, stating the name of the system company (both system companies if the transfer is within the system), the consideration, a brief description of the transaction, the location and the exemption claimed for transactions which have the effect of adding or disposing of a discrete territory separately served or to be served at retail by another utility company, cooperative or government (as defined in Section 2(c) of the Act), and transactions which involve a consideration of more than one million dollars including reasonably estimated completion costs incurred or eliminated by transfer of facilities under construction. Other transactions need not be identified.

     On May 10, 1999, prior to the merger of PacifiCorp and ScottishPower, the utility partners who owned the 1,340 MW coal-fired Centralia Power Plant in Washington ("Facility") entered into a binding agreement and announced their intention to sell the plant and the adjacent coal mine owned by PacifiCorp to TECWA Power, Inc ("Transalta") for approximately $500 million. PacifiCorp operated the plant and owned a 47.5% share interest. As a condition of the sale Transalta obtained EWG status for the Facility. Initially, PacifiCorp realized a gain on the sale, but after the return to customers required by the regulatory approvals, PacifiCorp recorded a loss of approximately $14 million on the sale. The timing of this return to customers varies by state. Pursuant to the sale, TransAlta agreed to assume the reclamation costs for the Centralia coal mine. The approximate $26 million accrued for PacifiCorp's share of the Centralia mine reclamation costs, which was used to reduce the selling price and was incorporated into the calculation of the net loss on the sale.

     In October of 2000, PacifiCorp sold the Salt Creek/Pan Am Substation - a 69kV/34.5 kV substation which consisted of two 20 MVA transformers along with some switchgear to Howell Petroleum Corporation for $1.3 million. The substation is located outside the Salt Creek oil field near Midwest, Wyoming, north of Casper Wyoming. The exemption claimed is Rule 44 b.

ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES.

NONE.

ITEM 4. ACQUISITION, REDEMPTION, OR RETIREMENT OF SYSTEM SECURITIES. Numbers in Thousands

                                Fiscal Year 2000


------------------------------------------------------------------------------------------------------------
Investment         Name of       No. of   Consider.      % voting       Book Value         Author./
                   Acquiring/    Shares   Principal                     (pound)-$          Exemption
                   Redeeming              Amount
                   Company                (pound) or $
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Aspen 4            Scottish        2      2                100%          2-2.8              FUCO
Limited            Power UK plc                                                             activity
                                                                                            under Section 33
------------------------------------------------------------------------------------------------------------
Emerald            Scottish        1      1                100%          1-1.4              FUCO
Power              Power UK plc                                                             activity
Generation                                                                                  under
Limited                                                                                     Section 33
------------------------------------------------------------------------------------------------------------
Scottish-          Scottish        2      2                100%          2-2.8              FUCO
Power              Power UK plc                                                             activity
Energy Trading                                                                              under
Limited                                                                                     Section 33
------------------------------------------------------------------------------------------------------------
SP                 Scottish        2      2                100%          2-2.8              FUCO
Dataserve          Power UK plc                                                             activity
Limited                                                                                     under
                                                                                            Section 33
------------------------------------------------------------------------------------------------------------
SP Power           Scottish        2      2                100%          2-2.8              FUCO
Systems            Power UK plc                                                             activity
Limited                                                                                     under
                                                                                            Section 33
------------------------------------------------------------------------------------------------------------
PacifiCorp         PacifiCorp      100    $61,489.107      100%          $342.57448         HCAR No.
Power              Holdings,                                                                27290
Marketing          Inc.
------------------------------------------------------------------------------------------------------------
PacifiCorp         PacifiCorp      50     $10,882.746      100%          $5,101.2238        HCAR No.
Klamath Inc.       Holdings,                                                                27290
Energy Inc.
------------------------------------------------------------------------------------------------------------

See also Attachment 2


ITEM 5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES.

-----------------------------------------------------------------------------------------------
Investment         Owner               No. of       Principal         %              Book Value
                                       Ordinary     Amount(pound)     voting         (pound)-$
                                     Shares

-----------------------------------------------------------------------------------------------
N.E.S.T.Makers   Scottish            22,500           22,500             50%         22,500 -
Limited          Power UK plc                                                        31,500
-----------------------------------------------------------------------------------------------
Roboscot         Scottish            8,000,000        8,000,000          50%         0-0
(38) Limited     Power UK plc
-----------------------------------------------------------------------------------------------
Sporan           Roboscot            2                2                  100%        2-2.8
Limited          (38) Limited
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Work24           Roboscot            2                2                  100%        2-2.8
Limited          (38) Limited
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Selectuson-      Scottish            25               25                 25%         25 - 39.2
line Limited     Power UK plc
-----------------------------------------------------------------------------------------------

ITEM 6.  OFFICERS AND DIRECTORS.

PART I.

The following are the abbreviations to be used for principal business address and positions.

Principal Business Address            Code

Position                              Code

Director                              D
President                             P
Chief Executive Officer               CEO
Chief Financial Officer               CFO
Chief Accounting Officer              CAO
Chief  Information Officer            CIO
Chief Production Officer              CPO
Senior Executive Vice President       SEVP
Executive Vice President              EVP
Senior Vice President                 SVP
Financial Vice President              FVP
Vice President                        VP
Controller/Comptroller                C
Counsel                               L
Secretary                             S
Assistant Secretary                   AS
Treasurer                             T
Assistant Treasurer                   AT
General Manager                       GM
Managing Director                     MD
Commissioner                          M


ScottishPower


----------------------------------------------------------------------------------------------
Name and Principal Address               Title                                         Code
----------------------------------------------------------------------------------------------
Executive Directors

----------------------------------------------------------------------------------------------
Sir Ian Robinson                         Chief Executive                               CEO
1 Atlantic Quay
Glasgow G2 8SP

----------------------------------------------------------------------------------------------
Ian Russell                              Deputy Chief Executive                        D
1 Atlantic Quay
Glasgow G2 8SP

----------------------------------------------------------------------------------------------
Charles Berry                            Executive Director UK                         D
1 Atlantic Quay
Glasgow G2 8SP

----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------
David Nish                               Finance Director                              CFO
1 Atlantic Quay
Glasgow G2 8SP

----------------------------------------------------------------------------------------------
Alan Richardson                          Executive Director US/ Chairman of            D
825 NE Multnomah                         Board of PacifiCorp
Suite 2000
Portland
Oregon 97021
----------------------------------------------------------------------------------------------
Ken Vowles                               Executive Director International              D
1 Atlantic Quay
Glasgow G2 8SP

----------------------------------------------------------------------------------------------
Judith A. Johansen                       President - PacifiCorp                        P
825 NE Multnomah
Suite 2000
Portland
Oregon 97021
----------------------------------------------------------------------------------------------
William D. Landels                       Executive Vice President - PacifiCorp         EVP
825 NE Multnomah
Suite 2000
Portland
Oregon 97021

----------------------------------------------------------------------------------------------
Andrew N. MacRitchie                     Executive Vice President - PacifiCorp         EVP
825 NE Multnomah
Suite 2000
Portland
Oregon 97021

----------------------------------------------------------------------------------------------
Karen K. Clark                           Senior Vice President/CFO -                   SVP
825 NE Multnomah                         PacifiCorp
Suite 2000
Portland
Oregon 97021
----------------------------------------------------------------------------------------------
Donald N. Furman                         Senior Vice President - PacifiCorp            SVP
825 NE Multnomah
Suite 2000
Portland
Oregon 97021

----------------------------------------------------------------------------------------------
Andrew P. Haller                         Senior Vice President, General                SVP-
825 NE Multnomah                         counsel and Corporate Secretary -             L-S
Suite 2000                               PacifiCorp
Portland

Oregon 97021
----------------------------------------------------------------------------------------------
Michael J. Pittman                       Senior Vice President - PacifiCorp            SVP
825 NE Multnomah
Suite 2000
Portland
Oregon 97021

----------------------------------------------------------------------------------------------
Richard A. Walje                         Senior Vice President - PacifiCorp            SVP
825 NE Multnomah
Suite 2000
Portland
Oregon 97021

----------------------------------------------------------------------------------------------
Matthew R. Wright                        Senior Vice President - PacifiCorp            SVP
825 NE Multnomah
Suite 2000
Portland
Oregon 97021

----------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------
Barry G. Cunningham                      Vice President - PacifiCorp                   VP
825 NE Multnomah
Suite 2000
Portland
Oregon 97021
----------------------------------------------------------------------------------------------
Anne E. Eakin                            Vice President - PacifiCorp                   VP
825 NE Multnomah
Suite 2000
Portland
Oregon 97021

----------------------------------------------------------------------------------------------
Donald D. Larson                         Vice President - PacifiCorp                   VP
825 NE Multnomah
Suite 2000
Portland
Oregon 97021

----------------------------------------------------------------------------------------------
Robert A. Moir                           Vice President - PacifiCorp                   VP
825 NE Multnomah
Suite 2000
Portland
Oregon 97021

----------------------------------------------------------------------------------------------
Ernest E. Wessman                        Vice President - PacifiCorp                   VP
825 NE Multnomah
Suite 2000
Portland
Oregon 97021

----------------------------------------------------------------------------------------------
Bruce N. Williams                        Treasurer - PacifiCorp                        T
825 NE Multnomah
Suite 2000
Portland
Oregon 97021
----------------------------------------------------------------------------------------------
Michael G. Jenkins                       Assistant Secretary- PacifiCorp               AS
825 NE Multnomah
Suite 2000
Portland
Oregon 97021
----------------------------------------------------------------------------------------------
Alexander D. Tait                        Assistant Secretary - PacifiCorp              AS
825 NE Multnomah
Suite 2000
Portland
Oregon 97021

----------------------------------------------------------------------------------------------
Larry O. Martin                          Assistant Secretary - PacifiCorp              AS
825 NE Multnomah
Suite 2000
Portland
Oregon 97021

----------------------------------------------------------------------------------------------
Tanya S. Sacks                           Assistant Treasurer - PacifiCorp              AT
825 NE Multnomah
Suite 2000
Portland
Oregon 97021

----------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------
Non-executive
Directors

----------------------------------------------------------------------------------------------
Charles Miller Smith                     Chairman                                      D
1 Atlantic Quay
Glasgow G2 8SP

----------------------------------------------------------------------------------------------
Keith McKennon                           Deputy Chairman                               D
1 Atlantic Quay
Glasgow G2 8SP

----------------------------------------------------------------------------------------------
Euan Baird                               Non-executive Director                        D
1 Atlantic Quay
Glasgow G2 8SP

----------------------------------------------------------------------------------------------
Mair Barnes                              Non-executive Director                        D
1 Atlantic Quay
Glasgow G2 8SP

----------------------------------------------------------------------------------------------
Sir Peter Gregson                        Non-executive Director                        D
1 Atlantic Quay
Glasgow G2 8SP

----------------------------------------------------------------------------------------------
Nolan Karras                             Non-executive Director                        D
1 Atlantic Quay
Glasgow G2 8SP

----------------------------------------------------------------------------------------------
Allan Leighton                           Non-executive Director                        D
1 Atlantic Quay
Glasgow G2 8SP

----------------------------------------------------------------------------------------------
Ewen Macpherson                          Non-executive Director                        D
1 Atlantic Quay
Glasgow G2 8SP

----------------------------------------------------------------------------------------------
Robert Miller                            Non-executive Director                        D
1 Atlantic Quay
Glasgow G2 8SP

----------------------------------------------------------------------------------------------
John Parnaby                             Non-executive Director                        D
1 Atlantic Quay
Glasgow G2 8SP

----------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------
Officers

----------------------------------------------------------------------------------------------
Julian Brown                             Group Director, Strategy                      -
1 Atlantic Quay
Glasgow G2 8SP

----------------------------------------------------------------------------------------------
Dominic Fry                              Group Director, Corporate                     -
1 Atlantic Quay                          Communications
Glasgow G2 8SP

----------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------
Ronnie Mercer                            Group Director, Infrastructure                -
1 Atlantic Quay
Glasgow G2 8SP

----------------------------------------------------------------------------------------------
Andrew Mitchell                          Company Secretary                             S
1 Atlantic Quay
Glasgow G2 8SP

----------------------------------------------------------------------------------------------
Paul Pagliari                            Group Director, Human Resources               -
1 Atlantic Quay
Glasgow G2 8SP

----------------------------------------------------------------------------------------------
James Stanley                            Group Director, Legal                         L
1 Atlantic Quay
Glasgow G2 8SP

----------------------------------------------------------------------------------------------

ITEM 6.  OFFICERS AND DIRECTORS.

Part II.  Financial Connections.

----------------------------------------------------------------------------------------------------
Name                       Name and Location of              Position held in             Applicable
                           Financial Institution             Financial                    Exemption
                                                             Institution                  Rule
----------------------------------------------------------------------------------------------------
Charles Miller             HSBC, UK                          Non-executive                Rule 70
Smith                                                        Director
----------------------------------------------------------------------------------------------------
Mair Barnes                Abbey National plc,               Non-executive                Rule 70
                           UK                                Director
----------------------------------------------------------------------------------------------------
Nolan Karras               Beneficial Life                   Non-executive                Rule 70
                           Insurance Company and             Director
                           American General

                              Savings Bank, both of

                           USA

----------------------------------------------------------------------------------------------------
Ewen Macpherson            Merrill Lynch New                 Chairman                     Rule 70
                           Energy Technology
                           plc, UK

                           Foreign & Colonial                Non-executive
                           Investment Investment             Director
                           Trust plc,
                           Pantheon
                           International
                           Participations plc,
                           and Sussex Place
                           Investment Management
                           Limited, all of the
                           UK
----------------------------------------------------------------------------------------------------

ITEM 6.  EXECUTIVE COMPENSATION. PART III.

(a) Summary Compensation Tables. The following tables set forth information concerning any Chief Executive Officer and the four most highly compensated executive officers for ScottishPower and PacifiCorp as of March 31, 2000, as defined by the Securities and Exchange Commission.

Key terms used in this Item will have the following meanings:-

ESP.........................................   Employee Savings Plan
ESOP........................................   Employee Stock Ownership Plan
SBP.........................................   Supplemental Benefit Plan
ERISA.......................................   Employee Retirement Income S.A



Summary compensation tables listed below.


                                                   Annual

                                             Compensation(1)              Long-Term Compensation
                                             ---------------              ----------------------
                                                                    Restricted    Securities      LTIP   ScottishPower   All Other
                                                                       Stock      Underlying     Payout   Performance  Compensation
Name and Principal Position     Year     Salary($)(2)  Bonus($)(3) Awards($)(4) Options(#) (5)  ($) (6)    Share (7)      ($)(8)
---------------------------     ----     ------------  ----------- ------------ --------------  -------    ---------      ------
Alan V. Richardson              2001        792,330     160,500            -              -         -        25,384          368
  President and Chief           2000        190,566     165,850            -              -         -        18,994            -
  Executive Officer

Paul G. Lorenzini               2001        538,990     271,611            -              -   161,894             -      579,954
  Senior Vice President         2000        362,487     217,796      136,256         32,000         -             -       16,730
                                1999        649,471     110,450       38,812         29,000         -             -       10,292

Karen K. Clark                  2001        327,499     150,000            -              -         -             -       12,942
  Senior Vice President and     2000         61,818     100,000      142,379         46,000         -             -            -
  Chief Financial Officer

Terry F. Hudgens                2001        303,174     130,000            -              -         -             -        9,444
  Senior Vice President         2000              -           -      104,411         30,000         -             -            -

Michael J. Pittman              2001        249,749           -            -              -         -             -       12,813
  Senior Vice President         2000        244,250     228,853       72,881        121,707         -             -       15,622
                                1999        216,919      94,000       30,187         13,340         -             -        8,797

Timothy E. Meier                2001        232,251       7,000            -              -         -             -       16,734
  Senior Vice President         2000        212,253     277,374       72,771         86,342         -             -       19,777
                                1999        182,751     121,714       30,187         13,340         -             -        5,119

-----------

(1) May include amounts deferred pursuant to the Compensation Reduction Plan, under which key executives and directors may defer receipt of cash compensation until retirement or a preset future date. Amounts deferred are invested in ScottishPower ADS or a cash account on which interest is paid at a rate equal to the Moody's Intermediate Corporate Bond Yield for AA rated Public Utility Bonds. All years referenced are 12-month periods ended March 31.

(2) Includes amounts paid to executive off icers in the form of international assignment benefits, including foreign housing allowances. For 2001 these amounts were $424,830 and $116,412 for Messrs. Richardson and Lorenzini, respectively. For 2000 these amounts were $65,273 and $60,400 for Messrs. Richardson and Lorenzini, respectively. Included in 1999 was $371,133 for international assignment benefits for Mr. Lorenzini.

(3) Refer to the Board Report on Executive Compensation for a description of PacifiCorp's annual executive incentive plans. Incentive amounts are reported for the year in which they were received by the executive officers. Amounts in this column for 2001 include special bonuses and hire on bonuses. These amounts are $150,000, $130,000 and $7,000 for Ms. Clark and Messrs. Hudgens and Meier, respectively. Amounts in this column for 2000 included a special bonus that was paid upon the closure of the Merger with ScottishPower. These amounts were $46,500, $75,000, $125,000 and $100,000 for Messrs. Richardson, Lorenzini,
Pittman and Meier, respectively. In 2000, Ms. Clark received a hire on bonus of $100,000. Amounts in this column for 1999 included special incentive awards for accomplishments in 1998 and 1999. These amounts were $80,000, $75,000 and $50,000 for Messrs. Lorenzini, Pittman and Meier, respectively.

(4) Previous years' awards represented restricted stock grants made in February 2000 and 1999 pursuant to the Stock Incentive Plan. In general, restricted stock awards vest over a four-year period from the date of grant, subject to compliance with the stock ownership and other terms of the grant. On March 31, 2001, the aggregate value of all restricted stock holdings, based on the market value of the shares at March 31, 2001, without giving effect to the diminution of value attributed to the restrictions on such stock, and the aggregate number of restricted share holdings of Ms. Clark and Messrs. Richardson, Lorenzini, Hudgens, Pittman and Meier were $88,492, $368, $0, $64,894, $58,523 and $58,523, respectively. Regular quarterly dividends are paid on the restricted stock. Participants may defer receipt of restricted stock awards to their stock accounts under the Compensation Reduction Plan.

(5) Amounts shown for 2000 included a retention stock option award for Messrs. Pittman and Meier. These amounts were 108,207 and 72,842, respectively.

(6) Amount represents the value associated with the vesting and subsequent payout of shares for Mr. Lorenzini's 1999 and 2000 restricted stock grants, due to his retirement from PacifiCorp on September 29, 2000.

(7) Represents the number of ScottishPower ordinary performance shares contingently granted in 2001 and 2000 that can be earned under the terms of the ScottishPower Long Term Incentive Plan.

(8)  Amounts shown for the year ended March 31, 2001 include:

      (a) During 2001, Mr. Richardson purchased 50 shares under the ScottishPower Employee Share Ownership Plan ("ESOP"). Under the terms of the plan, ScottishPower matches the number of shares bought by the individual. The value of the 50 shares bought by ScottishPower, for Mr. Richardson, was $368.

      (b) Severance for Mr. Lorenzini in the amount of $578,890.

      (c) Contributions to the PacifiCorp K Plus Employee Savings and Stock Ownership Plan for each of Ms. Clark and Messrs. Hudgens,

      Pittman and Meier.

      (d) Portions of premiums on term life insurance policies that PacifiCorp paid for Ms. Clark and Messrs. Hudgens, Lorenzini, Pittman and Meier in the amounts of $472, $444, $209, $360 and $334, respectively. These benefits are available to all employees. Additionally, this column includes vehicle allowance paid to Ms. Clark, Messrs. Lorenzini, Hudgens, Pittman and Meier in the amount of $10,800, $1,062, $9,000, $9,000 and $9,000, respectively.

Option Grants in 2001

Ms. Clark and Messrs. Richardson, Lorenzini, Hudgens, Pittman and Meier were not awarded options in 2001.

Aggregated Option Exercises in 2001
and Year End Option Values



                                                                       Number of

                                                                   Securities             Value of
                                                                   Underlying           Unexercised
                                                                  Unexercised          In-the-Money
                                                                   Options at           Options at
                                                                March 31 (#)(1)        March 31 ($)
                                                                ---------------        ------------
                                Shares            Value
                             Acquired on        Realized          Exercisable/         Exercisable/
             Name            Exercise (#)          ($)           Unexercisable         Unexercisable
             ----            ------------          ---           -------------         -------------
Alan V. Richardson(1)           1,450             2,056             0/3,141                $0/$0
Paul G. Lorenzini                 -                 -              116,100/0               $0/$0
Karen K. Clark                    -                 -            15,333/30,667             $0/$0
Terry F. Hudgens                  -                 -            10,000/20,000             $0/$0
Michael J. Pittman                -                 -            49,933/121,654            $0/$0
Timothy E. Meier                  -                 -            42,973/86,289             $0/$0


(1) All options are for ScottishPower ADS, except Mr. Richardson's options, which are for ScottishPower ordinary shares.

Severance Arrangements

The PacifiCorp Executive Severance Plan provides severance benefits to certain executive level employees who are designated by the PacifiCorp Board, in its sole discretion, including the executive officers named in the Summary Compensation Table, with the exception of Mr. Richardson, who is an international assignee and does not participate in the Severance Plan, and Mr. Lorenzini, who has terminated and is receiving benefits. To qualify for severance benefits, the executive must have terminated employment for one of the following reasons:

(1) voluntary termination as a result of a material alteration in the executive's assignment that has a detrimental impact on the executive's employment. A "material alteration in assignment" includes any of the following:

      (a) a material reduction in the scope of the executive's duties and responsibilities;

      (b)  a material reduction in the executive's authority; or

      (c) any reduction in base pay or a reduction in annualized base salary and target bonus of at least 15%, if the change is not due to a general reduction unrelated to the change in assignment; or

(2) involuntary termination (including a company-initiated resignation) for reasons other than for cause.

In addition, the Severance Plan provides enhanced severance benefits in the event of certain terminations during the 24-month period following a qualifying change-in-control transaction, including the Merger with ScottishPower. Executives designated by the PacifiCorp Board are eligible for change-in-control benefits resulting from either a PacifiCorp-initiated termination without "cause", or a resignation generally within two months after a "material alteration of position". During the 24-month protection period under the Severance Plan, "cause" means the executive's gross misconduct or gross negligence or conduct that indicates a reckless disregard for the consequences and has a material adverse effect on PacifiCorp or its affiliates, and "material alteration in position" means the occurrence of any of the following:

(1)  a change in reporting relationship to a lower level;

(2)  a material reduction in the scope of duties and responsibilities;

(3)  a material reduction in authority;

(4)  a "material reduction in compensation"; or

(5) relocation of executive's work location to an office more than 100 miles from the executive's office or more than 60 miles from the executive's home.

A "material reduction in compensation" occurs when an executive's annualized base salary is reduced by any amount or the annualized base salary and target bonus opportunity combined is reduced by at least 15% of the combined total opportunity before the change in compensation.

If qualified for the enhanced severance benefits, an executive would receive severance pay in an amount equal to either two, two and one-half or three times the "annual cash compensation" of such executive, depending on the level set by the Board. "Annual cash compensation" is defined as annualized base salary, target annual incentive opportunity and annualized auto allowance in effect on a material alteration or termination, whichever is greater. If the payment would result in imposition of an excise tax under IRC Section 4999, PacifiCorp is required to make an additional payment to compensate the executive for the effect of such excise tax. The executive would also receive continuation of subsidized health insurance from six to 24 months depending on length of service, and a minimum of 12 months' executive-level outplacement services. Several executives, including Mr. Lorenzini, have terminated and qualified to receive change-in-control benefits.

Other than in connection with a change-in-control, the definition of cause is determined by PacifiCorp in its discretion and by the Board in the event of an appeal by the employee. The Severance Plan does not apply to the termination of an executive for reasons of normal retirement, death or total disability or to a termination for cause or for voluntary termination other than as specified above. Other than in connection with a change-in-control, executives named in the Summary Compensation Table (other than Mr. Richardson) are eligible for a severance payment equal to one to two times the executive's total cash compensation, three months of health insurance benefits and outplacement benefits. Total cash compensation is defined as the annualized base salary, target annual incentive opportunity and the annualized auto allowance in effect on the earlier of a material alteration or termination.

Mr. Richardson's employment is governed by his 12-month rolling service contract with ScottishPower. There is no pre-determined amount of severance in the event of a company-initiated termination.

Retirement Plans

PacifiCorp and most of its subsidiaries have adopted noncontributory defined benefit retirement plans for their employees, other than employees subject to collective bargaining agreements that do not provide for coverage. Certain executive officers, including the executive officers named in the Summary Compensation Table (other than Mr. Richardson), are also eligible to participate in PacifiCorp's nonqualified supplemental executive retirement plan. The following description assumes partic ipation in both the retirement plans and the supplemental plan. Participants receive benefits at retirement payable for life based on length of service with PacifiCorp or its subsidiaries and average pay in the 60 consecutive months of highest pay out of the last 120 months, and pay for this purpose would include salary and bonuses as reflected in the Summary Compensation Table above. Benefits are based on 50% of final average pay plus up to an additional 15% of final average pay depending upon whether PacifiCorp meets certain performance goals set for each fiscal year by the Board. Participants may also elect actuarially equivalent alternative forms of benefits. Retirement benefits are reduced to reflect Social Security benefits as well as certain prior employer retirement benefits. Participants are entitled to receive full benefits upon retirement after age 60 with at least 15 years of service. Participants are also entitled to receive reduced benefits upon early retirement after age 55 or after age 50 with at least 15 years of service and 5 years of participation in the supplemental plan.

The following table shows the estimated annual retirement benefit payable upon retirement at age 60 as of January 1, 2001. Amounts in the table reflect payments from the retirement plans and the supplemental plan combined.

Estimated Annual Pension at Retirement (1)

                              Years of Service (2)

                              --------------------
  Annual Pay at

 Retirement Date        5           15            25            30
 ---------------        -           --            --            --

   $  200,000       $ 43,333     $130,000      $130,000      $130,000
      400,000         86,667      260,000       260,000       260,000
      600,000        130,000      390,000       390,000       390,000
      800,000        173,333      520,000       520,000       520,000
    1,000,000        216,667      650,000       650,000       650,000

-------------

(1) The benefits shown in this table assume that the individual will remain in the employ of PacifiCorp until retirement at age 60, that the plans will continue in their present form and that PacifiCorp achieves its performance goals under the supplemental plan in all years. Amounts shown do not reflect the Social Security offset.

(2) The number of credited years of service used to compute benefits under the plans for Ms. Clark and Messrs. Lorenzini, Hudgens, Pittman and Meier are 1, 13, 1, 21 and 3, respectively. Mr. Richardson does not participate in this plan.

Mr. Richardson is provided retirement benefits through the main pension scheme of ScottishPower, and through an executive top-up pension plan that provides a maximum pension of two thirds of final salary on retirement at age 63. This benefit is reduced where service is less than 20 years. Pensionable salary is normally base salary in the 12 months prior to leaving ScottishPower. Mr. Richardson does not participate in any of the pension programs sponsored by PacifiCorp.

Details of pension benefits earned by Mr. Richardson are shown below:


                                                                                 Transfer value
                                                                                 of increases

                                         Additional                              after indexation
                      Transferred          pension              Accrued         (net of director's
Defined benefits      in benefits         earned in           entitlement         contribution)
 pension scheme         ($) (1)          the year ($)            ($)                ($) (2)
 --------------         -------          ------------            ---                -------
Alan V. Richardson        --               33,654             118,775               493,634



     (1) Transferred in benefits represent pension rights accrued in respect of previous employments.

     (2) The transfer value has been calculated on the basis of actuarial advice less contributions.

The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year assuming normal retirement at age 63. Eligible participants have the option to pay additional voluntary contributions; neither the contributions nor the resulting benefits are included in the above table.

Executives who joined ScottishPower on or after June 1, 1989 are subject to the earnings cap introduced in the Finance Act 1989. Pension entitlements which cannot be provided through ScottishPower's approved programs due to the earnings cap are provided through unapproved pension arrangements. The pension benefits disclosed above include approved and unapproved pension arrangements.

Retention Agreements

In order to retain executives who would otherwise have had the right to resign for any reason between 12 and 14 months following the ScottishPower merger and qualify for the enhanced change-in-control supplemental retirement benefits, the Company has entered into retention agreements with qualifying executives (Messrs. Pittman and M eier). Those retention agreements provide for the same enhanced supplemental retirement benefits if the qualifying executives satisfy the retention criteria. Qualifying executives were required to waive their rights to unilaterally resign and receive the enhanced supplemental retirement benefits but will be eligible to receive these same enhancements if they either (1) have a subsequent qualifying "involuntarily termination" or "material alteration" in position or (2) continue employment through the established retention date of December 1, 2002.

These retention agreements also require qualifying executives to waive any rights to executive severance benefits which they may have otherwise claimed due to material alterations in their positions as of the date of the retention agreement. Unless there is a subsequent "involuntarily termination" or "material alteration" in position as defined in the Severance Plan, this waiver of severance benefits applies to these executives through November 28, 2004. The executives' waiver of severance benefits was in exchange for the enhanced supplemental retirement benefits described above, retention bonuses determined individually in the Company's discretion for each executive, and special stock option awards that vest over a three-year retention period at 25% for each of the first two years and 50% in the third year.

See also Attachment 3

ITEM 6. OFFICERS AND DIRECTORS.

PART III.

(b) Stock Ownership. The following tables show the number of ordinary shares of ScottishPower owned by the directors, nominees and executive officers as of March 31, 2001. It is based on information furnished to ScottishPower by the directors, nominees and executive officers. The shares owned by all directors, nominees and executive officers of each company as a group constitute less than one percent of the total number of shares of the respective classes outstanding on March 31, 2001.

Name of          Ordinary Shares            Share Options           Share Options                      Long Term
Officer                                      (Executive)             (Sharesave)                     Incentive Plan
/Director            As at                     As at                   As at                            As at
                   31.3.01     P. 1.4.00   31.3.01   P. 1.4.00      31.3.01       P. 1.4.00   31.3.01             P. 1.4.00
P. or date of                                                                          ** Vested * Potential**Vested   *Potential
appointment,
if later
Charles            11,000       11,000           -            -          -           -         -          -          -           -
Miller Smith
Keith McKennon    121,580      111,462    +580,000     +580,000          -           -         -          -          -           -
Euan Baird        100,000            -           -            -          -           -         -          -          -           -
Mair Barnes         1,400        1,400           -            -          -           -         -          -          -           -
Peter Gregson       1,024          975           -            -          -           -         -          -          -           -

Nolan Karras       27,347       15,331           -            -          -           -         -          -          -           -
Allan Leighton          -            -           -            -          -           -         -          -          -           -
Ewen                5,000        5,000           -            -          -           -         -          -          -           -
Macpherson
Robert Miller       9,944        9,944           -            -          -           -         -          -          -           -
John Parnaby        7,218        7,002           -            -          -           -         -          -          -           -
                                                                                                                36,072
Ian Robinson     ++74,113       67,412           -            -          -       6,581    76,455    146,996                142,689
Ian Russell      ++58,418       25,912           -            -          -           -    27,691    114,694     27,055     106,617
Charles Berry    ++14,691        3,520           -            -   2,232          2,232     9,951     55,461      9,420      43,346
David Nish        ++4,112        2,250           -            -   2,215          2,215         -     45,286          -      22,210
Alan             ++10,660        5,107           -        1,450   3,141          4,457    20,477     55,824      9,661      44,863
Richardson
Ken Vowles      ++138,801      119,327           -            -   5,501          5,501    20,768     81,655     19,324      78,194


     * These shares represent, in each case, the maximum number of shares which the Directors may receive, dependent on the satisfaction of performance criteria as approved by shareholders in connection with the Long Term Incentive Plan.

     ** These shares represent the number of shares the Directors are entitled to receive when the LTIP award is exercisable after the fourth anniversary of grant calculated according to the performance criteria measured over the three year performance period.

     + Mr McKennon was granted options on 9 February 1999 under the PacifiCorp Stock Incentive Plan.


     ++ These shares include the number of shares which the Directors hold in the Employee Share Ownership Plan, shown below.


                       Free        Partnership        Matching       Dividend      Total
                      Shares

Ian Robinson              -            50              50              -            100
Ian Russell              50            50              50              1            151
Charles Berry            50            50              50              1            151
David Nish               50            50              50              1            151
Alan Richardson           -            50              50              -            100
Ken Vowles               50            50              50              -            150

The following table sets forth certain information as of March 31, 2001 regarding the beneficial ownership of ScottishPower ordinary shares by (1) each director of PacifiCorp as detailed above and (2) all executive officers and directors as a group. As of March 31, 2001, each of the directors and executive officers identified above and all directors and executive officers of the PacifiCorp as a group owned less than 1% of the outstanding ordinary shares of ScottishPower.

                                                                Number of shares
 Beneficial Owner                                     as at March 31, 2001(1)(2)

 Alan V. Richardson                                                       31,137
 Karen K. Clark                                                           85,317
 Terry F. Hudgens                                                         53,244
 Michael J. Pittman                                                      325,535
 Timothy E. Meier (3)                                                    210,357

 Ian M. Russell                                                           86,109
 Judith A. Johansen                                                       22,688
 Nolan E. Karras                                                          27,348
 William D. Landels                                                       27,187
 Andrew N. MacRitchie                                                      4,354
 Keith R. McKennon                                                       508,247
 Robert G. Miller                                                          9,994
 Kenneth L. Vowles                                                       159,569

 All executive officers and directors
    as a group (15 persons)                                            1,611,950


(1) Includes ownership of (a) shares held by family members even though beneficial ownership of such shares may be disclaimed, (b) shares held for the account of such persons pursuant to the PacifiCorp Compensation Reduction Plan and the PacifiCorp K Plus Savings and Stock Ownership Plan, (c) shares granted and vested or unvested shares for which the individual has voting but not investment power under the PacifiCorp Stock Incentive Plan, (d) shares granted and vested under the LTIP and (e) shares held in the ESOP.

(2) Options granted in ScottishPower ADS ("ADS") under the PacifiCorp Stock Incentive Plan have been converted into options in ordinary shares in the above table. One ADS equates to four ordinary shares.

(3) Mr. Meier resigned from the Company, effective April 1, 2001. Between April 1, 2001 and May 18, 2001 he became beneficially entitled to a further 2,028 restricted shares subject to vesting and 17,788 shares subject to vesting under the PacifiCorp Stock Incentive Plan.

Mr. Lorenzini's interests have been excluded from the above table as he retired from the Company on September 29, 2000.

Between April 1, 2001 and May 18, 2001, Messrs. Russell, Landels, Richardson and Vowles have become beneficially entitled to a further 12,682, 3,869, 4,578 and 9,028, respectively, of shares subject to vesting under the LTIP.

On May 9, 2001, Mr. Richardson exercised 9,661 of his vested shares under the LTIP.

ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS.

(1) Expenditures, disbursements or payments, directly or indirectly, in money, goods or services, to or for the account of any political party, candidate for public office or holder of such office, or any committee or agent thereof by registrant.

None

Item 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS

Excluding (i) transactions included in the annual report on Form U-13-60 of a service company (because PacifiCorp has no service company we will not file a U-13-60 therefore, all service activities are filed under this section), (ii) the sharing of costs of jointly owned facilities or jointly employed personnel,
(iii) contracts for the purchase, sale or interchange of electricity or gas, and
(iv) contracts between an exempt wholesale generator or a foreign utility company and a system company, as reported under Item 9, infra, provide the following information:

Part I. Furnish the information required by the following table as to contracts for services, including engineering or construction services, or goods supplied or sold by a system company to another system company, and state, in the tabulation or by footnote, the date of the contract and whether it remained in effect at year end.

See Attachment 4


Part II. Does any system company have a contract to purchase services or goods from any affiliate (other than a system company), or from a company in which any officer or director of the receiving company is a partner or owns 5% or more of any class of equity securities?

No

If the answer to Part II is yes, and the contract has not already been reported in Item 6, report such contracts in substantially the same detail as specified for Part I, also describing the affiliation.

Part III. Does any system company employ any other person for the performance on a continuing basis of management, supervisory or financial advisory services?

No

If the answer to Part III is yes, state the name of each such person, describe the contract, and the scope of the services and the annual consideration.

ITEM 9.    WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES.

Part I(a)

-------------------------------------------------------------------------------------------------

Name of                                                                                   Company
Company and                  Descrip.      Aggregate                Earnings              ebt/Eq.
Principal                    of            Investment               as of                 Ratio
Address         Owner        Facilities    Amount(pound)-$          3/31/00               3/31/00
-------------------------------------------------------------------------------------------------
ScottishPower   Scottish     See Form      (pound)592 million       (pound)504 million    2.04
U.K. plc        Power plc    6K filed      $842 million             $804 million
                             6-21-01
-------------------------------------------------------------------------------------------------
Manweb plc      Genscot      See Form      (pound)895 million      (pound)501 million     0.02
                Limited      6K filed      $1,273 million           $799 million
                             6-21-01
-------------------------------------------------------------------------------------------------

Key terms: FUCO means Foreign Utility Company - FUCO-S means a subsidiary of a FUCO - EWG means Exempt Wholesale Generator - IS means Intermediate Subsidiary - PP means Project Parent - SPS means Special Purpose Subsidiary

Part II Organization chart showing relationship of each EWG and FUCO to other system companies.

See Attachment 5

Part III State aggregate investment in EWGs and FUCOS, respectively. Also state ratio of aggregate investment to the aggregate capital investment of the ScottishPower plc.

Aggregate Investment in FUCOs - $2115 million

No Aggregate Investment in EWGs

Ratio - 36%

Item 10 Financial Statements and Exhibits

Financial statements filed in 20F for Scottish Power and 10K for PacifiCorp

Exhibit A
Annual Report 20-F

Exhibit B

Articles of organization and bylaws for each subsidiary

Exhibit C

Indenture relating to funded debt.

Exhibit D

Copy of tax allocation agreement

Exhibit E

Documents requested pursuant to Financing Order

See Attachment 4

Copies of other documents prescribed by rule or order, such as Rule 48(b), for incorporation into the annual report; provided that any reports to State

Commissions included as an exhibit shall be filed in paper, even if submitted by an electronic filer.

Exhibit F
Financial Statements
See also Form 6-K filed 6/21/2001

Exhibit G
Financial Data Schedule

If, at the time an annual report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish Financial Data Schedules. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant, each subsidiary and the consolidated system.

Item No. Caption Heading

1    Total Net Utility Plant
2    Other Property and Investments
3    Total Current Assets
4    Total Deferred Charges
5    Balancing amount for Total Assets
6    Total Assets
7    Common Stock
8    Capital Surplus, Paid In
9    Retained Earnings
10   Total Common Stockholders Equity
11   Preferred Stock Subject to Mandatory Redemption
12   Preferred Stock Not Subject to Mandatory Redemption
13   Long Term Debt, Net
14   Short Term Notes
15   Notes Payable
16   Commercial Paper
17   Long Term Debt - Current Portion
18   Preferred Stock - Current Portion
19   Obligations Under Capital Leases
20   Obligations Under Capital Leases - Current Portion
21   Balancing amount for Capitalization and Liabilities
22   Total Capitalization and Liabilities
23   Gross Operating Revenue
24   Federal and State Income Taxes Expense
25   Other Operating Expenses
26   Total Operating Expenses
27   Operating Income (Loss)
28   Other Income (Loss), Net
29   Income Before Interest Charges
30   Total Interest Charges
31   Net Income
32   Preferred Stock Dividends
33   Earnings Available For Common Stock
34   Common Stock Dividends
35   Total Annual Interest Charges on All Bonds
36   Cash Flow From Operations
37   Earnings Per Share - Primary
38   Earnings Per Share - Fully Diluted

Exhibit H
Organizational Chart

Exhibit I
Separate Financials for EWGs and FUCOs

See Exhibit F

If the EWG or foreign utility company is a "majority-owned associate company," as defined in rule 53(a)(2)(ii), submit the most recently available audited balance sheet (including a capitalization table), income statement and cash flow statement of such EWG or foreign utility company. For all other EWG or foreign utility company subsidiaries of the registered holding company, submit either an audited (if available) or an unaudited balance sheet (including a capitalization table), income statement and cash flow statement of such EWG or foreign utility company. Submit a summary of any analytical reviews and conclusions drawn therefrom of majority-held EWG or foreign utility company subsidiaries performed in the ordinary course of an audit of the registered holding company.

See Form 6-K filed 6/21/2001


                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this annual report to be duly signed on its behalf in the City of Glasgow and Country of Scotland on the 31st day of July, 2001.

                                      ScottishPower plc

                                      By /s/
                                         ---------------------------------------
                                         David T. Nish
                                         Finance Director

Attest:


/s/
----------------------------------------------
Alan McCulloch
Assistant Secretary


                                      Verification

     The undersigned, being duly sworn, deposes and says that he has duly executed the attached annual report dated July 31, 2001, for and on behalf of ScottishPower; that he is the Finance Director of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                      /s/
                                      ------------------------------------------

Subscribed and sworn to before me
this 31st day of July,2001


/s/
------------------------------------------------
My commission expires:  N/A